
Norske Skog


03050164

Skogn, 2003-04-07

United States Securities and Exchange Commission
Washington DC 20549

USA


RECEIVED
APR 1 6 2003
184

SUPPL

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange, April 3 and 7, 2003.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Enclosure: Messages sent to Oslo Stock Exchange April 3 and 7, 2003

PROCESSED
APR 24 2003
THOMSON
FINANCIAL

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

82-5226

MANDATORY NOTIFICATION OF TRADE_revised

Norske Skog's holding of its own shares, after sale of 9,569 shares in the bonus programme, is 682,648 shares.

Skogn, 03.04.2003
NORSKE SKOGINDUSTRIER ASA

Jarle Langfjæran
Vice President Investor Relations

82-5226

MANDATORY NOTIFICATION OF TRADE

In connection with Norske Skog's bonus programme, 96 shares have today been sold to one person in Norske Skog.

The shares represent partly payment of his bonus, and in accordance with agreements they shall be sold at the average price of the share during the period February 1 – 15, which was NOK 90.25.

Norske Skog's holding of its own shares, after this sale, is 682,552 shares.

Oxenøen, 07.04.2002
NORSKE SKOGINDUSTRIER ASA
Jarle Langfjæran
Vice President Investor Relations

Norske Skog classified as having high environment and social responsibility standards

Norske Skog has been included in new indexes for companies with high standards on sustainability and corporate social responsibility.

Ethibel, based in Brussels, is a leading European research organisation in the field of Corporate Social Responsibility (CSR) and sustainable development. Every year Ethibel reviews hundreds of companies worldwide on their economic, social and environmental performance. The best performing companies are included in the 'Ethibel Investment Register' and 'Ethibel Sustainability Indexes'. Norske Skog has been included in both categories.

'Ethibel Investment Register' is a register of companies with high standards related to social responsibility, including work conditions, workers' rights and relations with various stakeholders. 'Ethibel Sustainability Indexes' are free-float weighted indexes containing the pioneer and best-in-class companies with respect to sustainability across sectors and regions in Europe, the Americas and Pacific Asia.

The registers are used as the basis for Socially Responsible Investment (SRI) products for a growing number of banks, fund managers and institutional investors.

Recently, Storebrand awarded Norske Skog the 'best-in-class' award, qualifying for investments in Storebrand Principle Funds. This grade is awarded to the one-third of companies in Morgan Stanley's world index that received the highest scores for social responsibility and environmental awareness in each industry.

In the environment category, Storebrand has assessed the efficient use of resources, product characteristics, energy consumption, environmental management as well as environmental demands made on suppliers. The social responsibility criteria comprise performance regarding its surroundings and stakeholders, employees, subcontractors and business partners. Employee rights are an important factor and are assessed by the right to join labour unions, job satisfaction, health and safety, the company's involvement in local community, openness and measures to prevent corruption.

Norske Skog is also included in other CSR- and sustainability indexes, among these the FTSE4Good Global Index.

Oxenøen, April 7, 2003
NORSKE SKOG

Corporate Communication